IRVINE VENTURE LAW FIRM, LLP
ATTORNEYS AT LAW
17901 VON KARMAN AVENUE
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IRVINE, CALIFORNIA 92614
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April 18, 2011

By EDGAR
Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Chineselnvestors.com, Inc. Form 10-12G Filed November 29, 2010 File No. 000-54207

Dear Ms. Dickerson:

In your comment letter dated April 6, 2011, you requested that an amendment to the captioned registration statement be filed within ten business days, which would have been April 20, 2011.   As discussed on our call today, we have encountered unforeseen delays in coordinating with the Registrant’s auditors, who have been responding to deadlines for other matters, including today’s income tax filing deadline for calendar year taxpayers.  We respectfully request a one week extension of the time to file an amendment in connection with your comment letter of April 6, 2011, to Wednesday April 27, 2011.

Please feel free to contact me if you have any questions.

Very truly yours, IRVINE VENTURE LAW FIRM, LLP /s/ Michael E. Shaff Michael E. Shaff

cc:	Mr. Brett Roper Mr. Warren Wang